

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2008

Mr. Zev Weiss
Chairman, President and Chief Executive Officer
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

Re: **American Greetings Corporation**
             Form 10-K for fiscal year ended February 29, 2008
             Filed April 29, 2008
             File No. 001-013859

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A (incorporated by reference into Part III of Form 10-K)

Compensation Discussion and Analysis, page 24

We note your disclosure regarding base salaries and your annual incentive based compensation plan. For example, we note that you use subjective criteria or individual performance goals for assessing base salaries, but we do not see a sufficient discussion regarding such criteria. We also note that your annual incentive plan awards are determined based on quantitative corporate-wide and individual business unit goals, as well as qualitative individual performance objectives, but we do not see sufficient discussion regarding these criteria. For example, in future filings, please disclose your specific target EPS and EBIT, as well as more detail about the individual performance objectives or goals for your executives. Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets or goals is not required because it would result in competitive harm such that the targets or goals could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Zev Weiss
American Greetings Corporation
December 18, 2008
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, you may contact Chanda DeLong at (202) 551-3490. If you need further assistance, you may contact me at (202) 551-3210.

       Regards,

       Susan Block
       Attorney-Advisor